UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

MANCHESTER UNITED plc
(Name of Subject Company (Issuer))

TRAWLERS LIMITED
(Offeror)

a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by

JAMES A. RATCLIFFE

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares, Par Value $0.0005 Per Share
(Title of Class of Securities)

G5784H106
(CUSIP Number of Class of Securities)

Tristan Head, Officer
Trawlers Limited

Fort Anne

Douglas, IM1 5PD, Isle of Man

Tel. (+44) 1624 826200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:

Andrew Jolly, Esq. Hywel Davis, Esq. Slaughter and May One Bunhill Row London EC1Y 8YY, United Kingdom	Krishna Veeraraghavan, Esq. Benjamin Goodchild Esq. Paul, Weiss, Rifkind, Wharton & Garrison 1285 6th Ave New York, NY 10019, United States

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2024 (together with any amendments or supplements hereto, the “Schedule TO”) related to the offer (the “Offer”) by Trawlers Limited (“Purchaser”), a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe, a natural person (together with the Purchaser, the “Offerors”), to purchase up to 13,237,834 Class A ordinary shares, par value $0.0005 per share (“Class A Shares”), of Manchester United plc (the “Company”), a Cayman Islands exempted company, which, based on information provided by the Company, represents 25.0% of the issued and outstanding Class A Shares as of the close of business on December 22, 2023, rounded up to the nearest whole Class A Share, at a price of $33.00 per Class A Share, in cash (subject to certain adjustments as described in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements” of the Offer to Purchase (as defined below)), without interest thereon, less any required tax withholding, as described in the Offer to Purchase, dated January 17, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which collectively constitute the “Offer Documents”). Unless otherwise indicated, references to sections in this Amendment No. 1 are references to sections of the Offer to Purchase.

The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Amendment to the Schedule TO

ITEMS 1, 4 AND 11.	SUMMARY TERM SHEET; TERMS OF THE TRANSACTION; AND ADDITIONAL INFORMATION.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On February 12, 2024, the Offerors extended the expiration date of the Offer to one minute after 11:59 p.m. Eastern Time on February 16, 2024, unless extended or earlier terminated, in either case pursuant to the terms of the Transaction Agreement. The Offer was previously scheduled to expire at one minute after 11:59 p.m. Eastern Time on February 13, 2024.

Computershare Trust Company, N.A., the depositary for the Offer, has advised the Offerors that, as of 5:00 p.m. Eastern Time on February 9, 2024, 19,431,468 Class A Shares, representing approximately 36.7% of the outstanding Class A Shares, have been validly tendered (and not validly withdrawn) pursuant to the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

Item 10 of the Schedule TO is hereby amended by replacing the text under such Item with the following:

(a), (b) The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(A)*	Letter to Shareholders, dated February 12, 2024.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

ITEMS 1 THROUGH 9 AND 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

1.	The Offer to Purchase is hereby amended and supplemented by amending and restating the bullet under the caption “DO THE OFFERORS HAVE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER?” in the Summary Term Sheet on page 4 in its entirety to read as follows:

•            Yes. We estimate that the total amount of funds required to purchase a number of Class A Shares equal to the Offer Cap will be approximately $437 million at or prior to the closing of the Offer based on the Offer Price. The total amount of funds required for Purchaser to complete the purchase of the Sale Shares, the Closing Share Subscription and the Subsequent Share Subscription will be approximately $909 million, $200 million and $100 million, respectively, for an aggregate amount of approximately $1.21 billion and, together with the amount of funds required to purchase the Class A Shares pursuant to the Offer, assuming a number of Class A Shares greater than or equal to the Offer Cap are validly tendered (and not validly withdrawn as described in Section 4 — “Withdrawal Rights”), an aggregate amount of approximately $1.65 billion. We expect that the purchase of the Class A Shares in the Offer will be paid from cash available to (whether directly, or through entities controlled by) James A. Ratcliffe, which would be sufficient to cover all amounts that may become payable pursuant to the Offer, the purchase of the Class B Shares held by Sellers that are being sold pursuant to the Transaction Agreement (the “Sale Shares”) and, the Closing Share Subscription (as defined below) and the Subsequent Share Subscription (as defined below), in each case, including related transaction fees, costs and expenses. See Section 10 — “Source and Amount of Funds” and Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements.”

•           As of February 12, 2024, James A. Ratcliffe’s liquid assets (primarily consisting of cash and readily marketable securities) were in excess of $4 billion. James A. Ratcliffe’s net worth is significantly in excess of those liquid assets, primarily consists of his ownership in the INEOS Group and not subject to material guarantees or contingencies that would adversely affect his net worth.

2.	The Offer to Purchase is hereby amended and supplemented by amending and restating the bullet under the caption “SHOULD THE OFFERORS’ FINANCIAL CONDITION BE RELEVANT TO MY DECISION TO TENDER IN THE OFFER?” in the Summary Term Sheet on page 4 in its entirety to read as follows:

•            Purchaser has been organized solely in connection with the Offer and has not carried on any activities other than entering into the Transaction Agreement or in connection with the Transaction Agreement and the Offer. As described above, we expect to have sufficient funds necessary to purchase a number of Class A Shares equal to the Offer Cap and cover all amounts that may become payable pursuant to the Offer, the purchase of the Sale Shares, and the completion of the Closing Share Subscription (as defined below) and the Subsequent Share Subscription (as defined below). The form of payment consists of cash that will be provided by James A. Ratcliffe from cash available to (whether directly, or through entities controlled by) James A. Ratcliffe and the Offer is not subject to any financing conditions. As of February 12, 2024, James A. Ratcliffe’s liquid assets (primarily consisting of cash and readily marketable securities) were in excess of $4 billion. James A. Ratcliffe’s net worth is significantly in excess of those liquid assets, primarily consists of his ownership in the INEOS Group and is not subject to material guarantees or contingencies that would adversely affect his net worth. See Section 10 — “Source and Amount of Funds.”

3.	The Offer to Purchase is hereby amended and supplemented by amending and restating the first bullet under the caption “IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT ME?” in the Summary Term Sheet on page 8 in its entirety to read as follows:

•            If you decide not to tender your Class A Shares, you will still own the same number of Class A Shares, and we expect that the Company will remain a public company listed on the NYSE. Purchaser’s purchase of Class A Shares pursuant to the Offer will reduce the number of Class A Shares that might otherwise trade publicly. Under the terms of the Transaction Agreement, Purchaser has also agreed to (a) purchase the Sale Shares and (b) subscribe for (i) an additional 1,966,899.062 Class A Shares and 4,093,706.998 Class B Shares, at the Offer Price, for an aggregate subscription price of $200 million, at the Closing (as defined in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements”) (the “Closing Share Subscription”) and (ii) an additional 983,449.531 Class A Shares and 2,046,853.499 Class B Shares, at the Offer Price, for an aggregate subscription price of $100 million, at the Subsequent Closing (as defined in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements”) (the “Subsequent Share Subscription”), each of which will occur following the Expiration Time. Upon (i) consummation of the Offer, assuming a number of Class A Shares greater than or equal to the Offer Cap are validly tendered (and not validly withdrawn as described in Section 4 — “Withdrawal Rights”), the purchase of the Sale Shares and the completion of the Closing Share Subscription, each Class A Share will retain approximately 96% of the voting power that it held in the Company as of December 22, 2023 and (ii) consummation of the Offer, assuming a number of Class A Shares greater than or equal to the Offer Cap are validly tendered (and not validly withdrawn as described in Section 4 — “Withdrawal Rights”), the purchase of the Sale Shares, and the completion of the Closing Share Subscription and the Subsequent Share Subscription, each Class A Share will retain approximately 95% of the voting power that it held in the Company as of December 22, 2023, in each case, as Purchaser will acquire newly issued and outstanding Class A Shares and Class B Shares in such transactions. We cannot predict whether the purchase of the Sale Shares or the completion of the Closing Share Subscription or the Subsequent Share Subscription would have an adverse or beneficial effect on the market price for, or marketability of, the Class A Shares or whether it would cause future market prices to be greater or less than the offer price of $33.00 per Class A Share. See Section 7 — “Possible Effects of the Offer on the Market for the Class A Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.”

4.	The Offer to Purchase is hereby amended and supplemented by amending and restating the third paragraph under Section 7—“ Possible Effects of the Offer on the Market for the Class A Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” on page 24 in its entirety to read as follows:

Possible Effects of the Purchase of the Sale Shares and the Completion of the Share Subscriptions on the Market for the Class A Shares. Under the terms of the Transaction Agreement, Purchaser has agreed to (a) purchase the Sale Shares and (b) subscribe for (i) the Closing Share Subscription and (ii) the Subsequent Share Subscription, each of which will occur following the Expiration Time. Upon (i) consummation of the Offer, assuming a number of Class A Shares greater than or equal to the Offer Cap are validly tendered (and not validly withdrawn as described in Section 4 — “Withdrawal Rights”), the purchase of the Sale Shares and the completion of the Closing Share Subscription, each Class A Share will retain approximately 96% of the voting power that it held in the Company as of December 22, 2023 and (ii) consummation of the Offer, assuming a number of Class A Shares greater than or equal to the Offer Cap are validly tendered (and not validly withdrawn as described in Section 4 — “Withdrawal Rights”), the purchase of the Sale Shares, and the completion of the Closing Share Subscription and the Subsequent Share Subscription, each Class A Share will retain approximately 95% of the voting power that it held in the Company as of December 22, 2023, in each case, as Purchaser will acquire newly issued and outstanding Class A Shares and Class B Shares in such transactions. We cannot predict whether the purchase of the Sale Shares or the completion of the Closing Share Subscription or the Subsequent Share Subscription would have an adverse or beneficial effect on the market price for, or marketability of, the Class A Shares or whether such subscription would cause future market prices to be greater or less than the Offer Price.

5.	The Offer to Purchase is hereby amended and supplemented by amending and restating the first paragraph under Section 10—“Source and Amount of Funds” on page 27 of the Offer to Purchase in its entirety to read as follows:

The Offer is not conditioned upon Purchaser’s ability to finance the purchase of Class A Shares pursuant to the Offer. Purchaser estimates that the total amount of funds required to purchase a number of Class A Shares equal to the Offer Cap will be approximately $437 million at or prior to the closing of the Offer. The total amount of funds required for Purchaser to complete the purchase of the Sale Shares, the Closing Share Subscription and the Subsequent Share Subscription will be approximately $909 million, $200 million and $100 million, respectively, for an aggregate amount of approximately $1.21 billion and, together with the amount of funds required to purchase the Class A Shares pursuant to the Offer, assuming a number of Class A Shares greater than or equal to the Offer Cap are validly tendered (and not validly withdrawn as described in Section 4 — “Withdrawal Rights”), an aggregate amount of approximately $1.65 billion. Purchaser expects that the purchase of the Class A Shares in the Offer will be paid from cash available to (whether directly, or through entities controlled by) James A. Ratcliffe, which would be sufficient to cover all amounts that may become payable pursuant to the Offer, the purchase of the Sale Shares (as defined in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements”) and, the Closing Share Subscription and the Subsequent Share Subscription, in each case, including related transaction fees, costs and expenses.

As of February 12, 2024, James A. Ratcliffe’s liquid assets (primarily consisting of cash and readily marketable securities) were in excess of $4 billion. James A. Ratcliffe’s net worth is significantly in excess of those liquid assets, primarily consists of his ownership in the INEOS Group and is not subject to material guarantees or contingencies that would adversely affect his net worth.

6.	The Offer to Purchase is hereby amended and supplemented by amending and restating the first paragraph under Section 13 —“ Summary of the Transaction Agreement and Certain Other Agreements” on page 31 of the Offer to Purchase in its entirety to read as follows:

The following summary of the material provisions of the Transaction Agreement and the certain other agreements (as defined below) and all other provisions of the Transaction Agreement and the certain other agreements discussed herein are qualified in their entirety by reference to the Transaction Agreement and the certain other agreements, copies of which, excluding the equity commitment letter, are filed as Exhibit 99.1 to the Current Report on Form 6-K filed by the Company with the SEC on December 26, 2023, and are incorporated herein by reference. A copy of the equity commitment letter was filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference. This summary does not purport to describe all of the terms of the Transaction Agreement and the certain other agreements and you are encouraged to read the full text of the Transaction Agreement and the certain other agreements. The Transaction Agreement and the certain other agreements may be examined and copies may be obtained at the places and in the manner set forth in Section 8— “Certain Information Concerning the Company.” Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Transaction Agreement or, as applicable, the certain other agreements. As used herein, the term “certain other agreements” means the Governance Agreement, the Registration Rights Agreement, the Amended Articles, the Voting Agreement, the Equity Commitment Letter, and the Limited Guarantee, each entered into or will be entered into in connection with the Transaction Agreement.

7.	The Offer to Purchase is hereby amended and supplemented by amending and restating the first paragraph of Section 17—“Miscellaneous” on page 68 of the Offer to Purchase in its entirety to read as follows:

The Offer is being made to all holders of Class A Shares. The Offerors are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If the Offerors become aware of any U.S. state in which the making of the Offer or the acceptance of Class A Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, the Offerors will make a good faith effort to comply with any such law. If, after such good faith effort, the Offerors cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Class A Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offerors by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offerors.

8.	The Offer to Purchase is hereby amended and supplemented by amending and restating the second sub-bullet of the first bullet under the caption “WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?” in the Summary Term Sheet on page 4, paragraph number 2 under “The Offer is subject to the conditions, among others, that:” on page 12 and the second to last bullet on page 66 of the Offer to Purchase in its entirety to read as follows:

(i) the clearances, approvals and consents required to be obtained under competition, antitrust, merger control or investment laws (“Antitrust Laws”) set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect (which have already been obtained and are in full force and effect), (ii) the PL Approval (as defined in the Transaction Agreement) will have been obtained which has already been obtained and (iii) the Football Association Approval (as defined in the Transaction Agreement) will have been obtained (the “Regulatory Condition”)

9.	The Offer to Purchase is hereby amended and supplemented by amending and restating the sixth paragraph (third bullet under “The respective obligations of Sellers, the Company and Purchaser to consummate (i) the purchase and sale of the Sale Shares and (ii) the subscription, issue and allotment of the Closing Subscription Shares, are in each case subject to the satisfaction (or written waiver by all parties to the Transaction Agreement), if permissible under applicable law at or prior to the Closing Date (as defined below) of each of the following conditions:”) on page 33 in its entirety to read as follows:

(i) the clearances, approvals and consents required to be obtained under the Antitrust Laws set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect (which have already been obtained and are in full force and effect), (ii) the PL Approval will have been obtained and will be in full force and effect which has already been obtained and is in full force and effect and (iii) the Football Association Approval will have been obtained and will be in full force and effect. We refer herein to this condition of the Transaction Agreement as the “Regulatory Condition”; and

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

TRAWLERS LIMITED

By:	/s/ Tristan Head
Name:	Tristan Head
Title:	Officer

JAMES A. RATCLIFFE

By:	/s/ James A. Ratcliffe
Name:	James A. Ratcliffe

EXHIBIT LIST

Index No.
(a)(1)(A)*	Offer to Purchase, dated January 17, 2024.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement, published January 17, 2024, in the New York Times.
(a)(5)(A)**	Press Release, dated February 12, 2024.
(a)(5)(B)**	Letter to Shareholders, dated February 12, 2024.
(b)	Not applicable.
(d)(1)	Transaction Agreement, dated as of December 24, 2023, by and among Purchaser, Sellers and the Company (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(d)(2)	Governance Agreement, dated as of December 24, 2023, by and among Purchaser, Sellers and the Company (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(d)(3)	Voting Agreement, dated as of December 24, 2023, by and between Sellers and the Company (incorporated by reference to Exhibit 99.3 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(d)(4)*	Equity Commitment Letter, dated as of December 24, 2023, by and between the Offerors.
(d)(5)	Limited Guarantee, dated as of December 24, 2023, entered into by and among James A. Ratcliffe, the Company and Sellers (incorporated by reference to Exhibit 99.4 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

*	Previously filed.
**	Filed herewith.

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